MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2016

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2016	TSX.V:SIL

This Management’s Discussion and Analysis (“MD&A”) is an overview of all material information about the operations, liquidity and capital resources of SilverCrest Metals Inc. (the “Company” or “SilverCrest”) for the three and twelve months ended December 31, 2016. The MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is February 27, 2017.

Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

FORWARD-LOOKING STATEMENT

This MD&A contains “forward-looking statements” within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in its operations, planned exploration of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs; estimates of mineralization from underground sampling results and drilling results; accessibility of properties; and the Company’s ability to raise and manage capital resources and meet working capital requirements.

Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; precious metals prices; availability of funds; ability to develop and finance projects; availability of skilled labour; timing and amount of expenditures related to exploration and drilling programs; and effects of regulation by governmental agencies.

Forward looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; dependence on key personnel; and general market and industry conditions.

Forward looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer and President for the Company, who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2016	TSX.V:SIL

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

1.      DESCRIPTION OF BUSINESS

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico.

As at December 31, 2016, the Company has a total of six exploration properties, Las Chispas, Cruz de Mayo, Huasabas, Guadalupe, Angel de Plata and Estacion Llano. The Company’s current main focus is its Las Chispas property (“Las Chispas” or the “Property”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. With recent concession additions in 2016, the Property now consists of 20 concessions totaling approximately 1,365 hectares. Las Chispas is in a prolific mining area with nearby precious metal producers. Historical reports indicate the presence of 19 veins in the district, of which only three veins (Las Chispas, William Tell and Babicanora) have been previously mined extensively in the early 1900s, but none of which appear to have been drilled until the Company’s 2016 drilling campaign. As of the date hereof, the Company has located 17 of these 19 historical veins and also located two additional veins near the Babicanora area.

Details of the Company’s other five properties are available on the Company’s website, www.silvercrestmetals.com.

2.      HIGHLIGHTS

The Company’s key events and highlights of 2016 and as of to date include the following:

Exploration – Las Chispas

Las Chispas was the Company’s main focus in 2016, and continues to be in 2017. In early 2016, SilverCrest completed initial general exploration activities on Las Chispas, including mapping, sampling and geochemical analysis. As a result of the initial work, the Company began its Phase I exploration program, which included the rehabilitation of several historic silver-gold mines at Las Chispas covering 11.5 linear kilometres and a surface drilling program of over 6,000 metres. By the end of 2016, the Company completed its Phase I surface drilling program and received an underground drilling permit for Las Chispas, including the permission to mine a 100,000-tonne bulk sample for testing and processing off-site. With these permits in place, the Company commenced in November, 2016, its Phase II exploration program (estimated to cost approximately $4.4 million or US$3.3 million).

Summaries of the underground rehabilitation, surface drill and Phase II exploration programs are set out below. For additional information on Las Chispas, please refer to a technical report prepared for the Company in accordance with NI 43-101, by James Barr, P. Geo, Senior Geologist at Tetra Tech EBA Inc. titled, “Technical Report on the Las Chispas Property, Sonora, Mexico” (the “Technical Report”). The Technical Report was dated October 26, 2016, with an effective date September 15, 2016, and is available on the Company’s website at www.silvercrestmetals.com or under the Company’s SEDAR profile at www.sedar.com.

Summary of underground rehabilitation

•

As of February 27, 2017, the Company has rehabilitated approximately 9 kilometres of the 11.5 kilometres of historic underground workings, with an additional 2.5 kilometres to be explored over the next several months.

•

Rehabilitation work consists of cleaning and securing all underground areas, removing historic backfill and stockpiling for possible future processing, building a ladder system to access multiple levels, detailed mapping and sampling of accessed workings, and implementation of overall safety protocols.

•	The Company has spent approximately $463,000 in 2016 and an additional $48,000 in 2017 for underground rehabilitation.
•

As of September, 2016, 2,055 underground rock chip/channel samples had been collected and assayed, with 301 sample results grading above a cutoff grade of 150 grams per tonne (“gpt”) silver equivalent (“AgEq”, based on 75 Ag : 1 Au and 100% metallurgical recovery); averaging 4.35 gpt gold and 331.6 gpt silver or 658 gpt AgEq. Sampling in Q4 2016 consisted of approximately 1,000 additional samples. Assay data from these samples are being compiled and interpreted before release in 2017.

•	While removing material to gain access to the workings, there is ongoing sampling of underground backfill, surface dump and surface rock, which will be considered in resource estimation.

Summary of surface drill program

•

In October, 2016, the Company completed its Phase I surface drill program, which consisted of 22 holes. 19 holes have been drilled in the Las Chispas and William Tell veins, and 3 holes in the La Victoria area, adjacent to Babicanora, for a total of 6,400 metres. Please refer to the Company’s news releases dated August 2, September 7 and September 14 for more details on drilling results.

•	The Company has spent approximately $1.4 million in 2016 for its Phase I surface drill program.
•	All drill holes have intersected quartz stockwork veinlets, veining and/or breccia.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

•

The drilling has defined several discoveries and confirmed high grade continuity with resultant multiple drill intercepts greater than 2,000 gpt AgEq. The mineralized corridor including the Las Chispas, William Tell, Varela and Babicanora veins is potentially 750 metres wide, and high grade mineralization appears to extend to a depth of at least 300 metres from the surface.

•	Some of the more significant core drilling results for the Las Chispas Vein include:

o	drill hole LC16-05: 4.6 metres in true width of 4.56 gpt gold and 621.5 gpt silver, or 963 gpt AgEq;
o	drill hole LC16-08: 7.2 metres in true width grading 2.41 gpt gold and 311.5 gpt silver, or 492 gpt AgEq; and
o	drill hole LC16-18: 1.0 metre grading 1.55 gpt gold and 706.0 gpt silver, or 822 gpt AgEq.

•	Most notable core drilling results for the William Tell Vein are:

o	drill hole LC16-03: 2.3 metres in true width grading 1.63 gpt gold and 583.6 gpt silver, or 705 gpt AgEq;
o	drill hole LC16-13: 0.8 metres in true width grading 4.79 gpt gold and 364.0 gpt silver, or 723 gpt AgEq;
o	drill hole LC16-15: 1.3 metres in true width grading 1.94 gpt gold and 352.0 gpt silver, or 494 gpt AgEq; and
o	drill hole LC16-16: 0.9 metres in true width grading 6.57 gpt gold and 395.0 gpt silver, or 888 gpt AgEq.

Summary of Phase II exploration program

•

Commenced in November, 2016, the Company’s Phase II exploration program includes an underground core drilling program of 2,000 metres and a minimum surface core drill program of 6,000 metres. As of February 27, 2017, the Company has drilled 20 holes for a total of 4,300 metres.

o

Planned underground drilling includes 5 to 10 core holes at the Babicanora Vein, to initially test the historic mine area and multiple parallel veins. As with the Las Chispas, William Tell and Varela veins, the Babicanora Vein has not been previously drilled.

o

Additional surface and underground drilling at the Las Chispas and William Tell veins will focus on expanding and grid drilling for resource estimation and step out drilling to test the possible southern and northern extensions of these veins.

o	Phase II drilling will also include initial drilling of other targets on the Company’s concessions.

•

Phase II exploration program as recommended by the Technical Report is estimated to cost US$3.3 million and will be completed by late Q2, 2017, with the results to be possibly incorporated into a maiden resource estimate for Las Chispas in late 2017 depending on success. Since the commencement of Phase II in November 2016 until January 31, 2017, the Company has spent approximately $752,000 on underground drilling and assays at the Babicanora Vein and on additional surface and underground drilling and assays at the Las Chispas and William Tell veins. The Company anticipates disseminating the Babicanora underground drill results for the first holes in the coming week and surface drilling results in March 2017.

•

The underground drill program will also focus on the delineation of a large bulk sample. A bulk sample is a large sample, in many cases, thousands or hundreds of tonnes, and is generally a composite of material from development drifts and raises. It is also used to define metallurgical characteristics. With continued success, the Company expects to begin with its bulk sample in late 2017 depending on success of drilling. Arrangements for processing the bulk sample off-site are required.

For additional information on the initial rehabilitation, surface drilling programs, underground channel sample results and drilling results, please refer to the Company’s 2016 news releases available on www.silvercrestmetals.com and under the Company’s SEDAR profile on www.sedar.com. All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC.

Corporate Update

Current financial position and changes in share capital
While SilverCrest has no source of revenue, cash of $11,973,644 was provided to the Company in 2016 from the following equity financing activities:

•

The Company issued a total of 5,232,500 common shares at a price of $2.20 per share related to the prospectus offering which closed in December 2016 for total gross proceeds of $11.5 million. Proceeds of the offering are to be used majorly towards the Company’s Phase II exploration program as described in the section above(refer to the “Financing – Use of Proceeds” section below);

•	The Company issued 462,414 common shares at $0.06 per share and issued 90,000 common shares at $0.16 per share for gross proceeds of $42,145, related to the exercise of stock options; and
•	The Company issued 2,099,996 common shares at $0.20 per share for gross proceeds of $419,999, related to the exercise of warrants.

Subsequent changes in share capital
Subsequent to December 31, 2016, the Company:

•	issued 331,250 common shares at $0.20 per share for gross proceeds of $66,250 for the exercise of warrants; and
•

granted 100,000 stock options to a newly appointed director that can be exercised at a price of $2.55 per share until January 3, 2022. These stock options vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

Results of Annual General Meeting
SilverCrest held its Annual General Meeting of Shareholders (“AGM”) on Wednesday, June 22, 2016, in Vancouver, BC. Shareholders voted in favour of all items of business, including fixing the number of directors at six and the re-election of each of the director nominees: Dunham L. Craig, N. Eric Fier, Ross O. Glanville, Barney Magnusson, George W. Sanders and Graham C. Thody. In addition, shareholders voted and re-appointed Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company and approved the Company’s “rolling 10%” Stock Option Plan and its Advance Notice Policy. J. Scott Drever, who did not stand for re-election as a director, continues to be available to the Company on an advisory and consulting basis.

At the Board of Directors meeting following the AGM, the Board re-appointed Mr. Thody as Chairman of the Board, Mr. Fier as President and Chief Executive Officer (“CEO”), Mr. Magnusson as Chief Financial Officer (“CFO”), Michael Rapsch as Vice President, Corporate Communications and Bernard Poznanski as Corporate Secretary.

Changes subsequent to the AGM
Subsequent to the AGM, the following Management and Director changes occurred:

•

Mr. Fier took a temporary leave from his position as CEO and Mr. Dunham Craig, a director of the Company, was appointed Interim CEO. As of January 1, 2017, Mr. Fier has returned full time to his position as CEO;

•	In October, 2016, the Company appointed Mr. Nicholas Campbell as Vice President, Business Development;
•	As of January 1, 2017, Mr. Magnusson was appointed Executive Vice President and Mrs. Anne Yong, CPA, CA was appointed CFO; and
•	Effective January 1, 2017, the Company appointed Mr. John Wright to the Board.

3.      SELECTED ANNUAL INFORMATION

The following financial data has been prepared in accordance with IFRS:

	2016	2015
Comprehensive loss for the period	(1,741,825)	(577,795)
Loss per share - basic and diluted	(0.04)	(0.02)
Total assets	17,874,477	8,132,735

•

the amounts under 2015 represents the period from June 23, 2015 to December 31, 2015, whereby majority of expenditures were incurred from October 9, 2015 (the Company’s listing date on the TSX-V) to December 31, 2015, on Las Chispas and Huasabas.

•

the amounts under 2016 is for the entire year ended December 31, 2016. In 2016, the Company mainly focused on Phase I of Las Chispas. Direct costs incurred for the Company’s properties are capitalized to exploration and evaluation assets on the statement of financial position.

4.      SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the seven most recently completed financial quarters, prepared in accordance with IFRS:

	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	December	September	June 30,	March 31,	December	September	June 30,
	31, 2016	30, 2016	2016	2016	31, 2015	30, 2015	2015
Comprehensive loss for the period	(648,792)	(358,952)	(343,934)	(390,147)	(546,735)	(31,060)	Nil
Loss per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	n/a	n/a

Increase in comprehensive losses for each of Q4, 2016 and Q4, 2015 are the result of recording stock based compensation for options granted in December of both years.

5.      RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Comprehensive loss – fourth quarter 2016 (“Q4, 2016”) compared with third quarter 2016 (“Q3, 2016”)

During the three months and year ended December 31, 2016, comprehensive loss was $648,792 and $1,741,825, respectively, compared to $358,952 for the three months ended September 30, 2016. The significant variations between the three months ended December 31, 2016 and Q3, 2016 included the following:

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

•

Exploration expenditures decreased to $1,690 (Q3, 2016 – $23,737) during Q4, 2016, for a total of $77,338 in 2016. During the year, the Company incurred exploration expenditures mostly in Q2, 2016, and Q3, 2016, spending $44,044 and $23,737, respectively, on research and due diligence on various other properties located throughout Mexico.

•

Unrealized foreign exchange gain increased to $83,082 (Q3, 2016 – loss of $31,399) during Q4, 2016 for total unrealized foreign exchange loss of $80,835. As at December 31, 2016, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $3.5 million Canadian dollar equivalent (December 31, 2015 – $2.4 million).

•

Management fees, remuneration and technical consultants in aggregate increased to $220,579 (Q3, 2016 – $119,185) during Q4, 2016, for a total of $562,969 in 2016 as the Company awarded in an annual bonus to its eight officers and employees.

•

Share-based compensation increased to $316,397 (Q3, 2016 – $1,971) during Q4, 2016, for a total of $329,188 in 2016 as the Company granted in December, 2016, incentive stock options, resulting in more stock options being vested during the period.

•

Shareholder and investor relations, which include vendors and services related to general shareholder communication, website, advertising and investor relations, decreased to $24,772 (Q3, 2016 – $45,042) during Q4, 2016, for a total of $146,894 in 2016. During the year, the Company incurred most of these costs in Q2 and Q3, spending $50,114 and $45,042 respectively. During Q2, 2016, additional costs were primarily due from the preparation, printing and distribution of material for the Company’s AGM held on June 22, 2016. Whereas in Q3, 2016, the Company increased the number and range of its news distribution services as the Company began to release its first drilling results.

•

Tradeshow and travel increased to $47,057 (Q3, 2016 – $25,404) during Q4, 2016, for a total of $149,637 in 2016, as the Company had increased corporate travel activity to attend trade shows within North America and organized numerous road shows.

Comprehensive loss – period ended June 23, 2015, to December 31, 2015

As SilverCrest became a reporting issuer on October 1, 2015, the Company’s first annual financials were for the period from June 23, 2015, to December 31, 2015. Total net and comprehensive loss for the period from June 23, 2015, to December 31, 2015, was $577,795. Management does not consider the 2015 costs to be comparable with those in 2016. Significant amounts incurred during 2015 included:

•	$23,675 in general exploration expenditures and due diligence work on potential mineral properties;
•	$26,250 in management fees for the CEO and CFO, pursuant to their management agreements;
•

$97,614 in professional fees, of which $69,136 was for legal fees related to incorporation, listing on the TSX-V, stock option grants and other corporate matters in Canada and in Mexico, and $15,000 was accrued for the Company’s year-end audit and tax;

•	$78,888 in remuneration for five employees;
•	$30,000 in regulatory fees for the Company’s TSX-V listing application;
•	$33,095 in rent for the Company’s head office lease in Vancouver; and
•	$376,998 in share-based compensation, of which $191,543 was for stock options exchanged under the Arrangement and $185,455 was for the 2,340,000 stock options granted in December, 2015.

6.      LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

Assets

At December 31, 2016, the Company held cash and cash equivalents of $8.9 million (2015 – $5.2 million) and short term investments of $4.0 million (2015 – $2.0 million). The significant factors for the increase in cash and cash equivalent include the completion of a prospectus financing of $11.5 million in December 2016 and $462,144 provided by the issuance of capital stock related to the exercise of options and warrants, offset by $2.0 million for the net purchase of short term investments, and $3.5 million for exploration and evaluation expenditures related to its Mexico properties and $1.9M for general corporate activities as described in section above.

Amounts receivable balance of $66,567 (2015 – $94,467) consists primarily of $40,360 (2015 – $78,565) due from Goldsource Mines Inc. (“Goldsource”) (see “Related Party Transactions” section) and interest receivable of $8,006.

In 2016, current taxes receivable increased to $54,043 and consisted of Goods and Services Tax (“GST”) that the Company had paid and is due to be refunded from the Canadian government. Compared to 2015, current taxes receivable was $45,499 and consisted of GST and value added taxes (“VAT”) that the Company has paid and is due to be refunded from the Mexican government. As at December 31, 2016, non-current taxes receivable increased to $408,970 (2015 – $Nil) and consisted of VAT receivable. As the VAT refund process in

Mexico requires a significant amount of information and follow-up, the timing of collection of VAT receivables is uncertain. The Company believes the balances are fully recoverable and has not provided an allowance.

Equipment increased to $101,263 (2015 – $50,760) for the purchase of additional office equipment, computer hardware and camp vehicles.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

Exploration and evaluation assets increased to $4,160,633 (2015 – $622,721), primarily from costs incurred at Las Chispas. During 2016, the Company incurred approximately $115,000 for its Guadalupe property and $300,000 for its Huasabas property, of which majority of the work was completed early Q1, 2016. Since March 2016, the Company’s main focus has been at Las Chispas, where the Company had incurred a total of $3.0 million, in costs including concession payments, assays, camp costs, drilling, salaries and remuneration and travel and lodging. Please refer to the “Exploration – Las Chispas” section above for more information.

Liabilities

As at December 31, 2016, accounts payable and accrued liabilities amounted to $283,288 (2015 – $117,531), which relates to various contractual commitments in the normal course of business.

Liquidity outlook and risks

While SilverCrest currently has no source of revenue, the Company has cash and cash equivalents of $8.9 million and short-term deposit of $4.0 million contributing to working capital of $12.9 million (as of December 31, 2016), which Management believes will be sufficient to fund exploration activities, general working capital requirements as well as property option payments for the next twelve months. The

Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to plan and complete the Phase II exploration program and the Company’s permitted bulk sample as described in the “Exploration – Las Chispas” section above and meet property option payment commitments as detailed in the table below, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepared annual expenditure budgets which will be revised periodically based on results of its exploration programs, availability of financing and industry conditions.

The following table reflects the Company’s property option payment commitments due by period as of December 31, 2016:

		Payment due by period
In USD	Total	< 1 year	1-2 years	3-5 years	6-15 years
Las Chispas Option Payments	$3,630,000	195,000	3,085,000	350,000	-
Cruz de Mayo Option Payments	$755,000	50,000	100,000	150,000	455,000
Total	$4,385,000	245,000	3,185,000	500,000	455,000

•	For Las Chispas, $500,000 of the payment due June 2018 may be settled, at the Company’s option, through the issuance of common shares of SilverCrest.
•	Not included in the table above are concession tax payments, estimated at $182,000 per annum total for all properties.

7.      FINANCING – USE OF PROCEEDS

During 2016 the Company completed a prospectus financing for gross proceeds of $11.5 million. The following table compares the estimated use of net proceeds (other than working capital) as set out in the final short form prospectus dated November 28, 2016 and the actual use of the proceeds as of January 31, 2017.

		Use of Proceeds - Prospectus		Actual as of January 31, 2017
Description of expenditure		(in US$)	(in C$)	(in C$)
Phase II of exploration program at Las Chispas
-	Drilling along veins of Las Chispas, including rehabiliation	3,000,000	4,020,000	804,000
-	Assays, underground channel sampling and mapping	330,000	442,200	109,000
Option payments for the Company's mineral properties		2,670,000	3,577,800	-
	Total	6,000,000	8,040,000	913,000

8.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, deposits and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short periods until settlement. The Company’s cash and cash equivalents and short term investments are measured using level 1 inputs. The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk and interest rate risk. Please refer to note 13 of the audited consolidated financial statements. Where material, these risks are reviewed and monitored by the Board of Directors.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

9.      RELATED PARTY TRANSACTIONS

Professional fees

During 2016, the Company paid or accrued professional fees of $58,796 (2015 – $39,812) and capital stock issuance costs of $137,586 (2015 – $27,647), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At December 31, 2016, $66,216 (2015 – $7,625) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the

Company and include the Company’s Chief Executive Officer and Chief Financial Officer. Key management personnel compensation is summarized as follows:

	2016	2015
Management fees (1)	$155,000	$26,250
Share-based compensation (2)	281,811	283,082
	$436,811	$309,332

(1) Management fees were paid to companies controlled by the CEO and CFO of the Company.
(2) Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

Other transactions

During 2016, the Company:

•

paid remuneration of $149,829 (2015 – $16,287) to an employee providing technical services who is an immediate family member of the CEO of the Company, of which $147,275 (2015 – $16,287) was recorded as exploration and evaluation expenditures and $2,554 (2015 – $Nil) was expensed. The Company also recorded share-based compensation of $15,043 (2015 – $15,141) for the vested portion of stock options granted to this employee, of which $15,043 (2015 – $11,066) was recorded as exploration and evaluation expenditures and $Nil (2015 – $4,075) was expensed;

•

recorded share-based compensation expense of $3,761 (2015 – $Nil) for the vested portion of stock options granted to a consultant providing technical services who is an immediate family member of the CEO of the Company; and

•

paid remuneration of $7,546 in Q1, 2016 (2015 – $5,332) to a former employee providing administrative services who is an immediate family member of the CFO of the Company. The Company also recorded share-based compensation expense of $Nil (2015 – $2,469) for stock options granted to this personnel.

On October 1, 2015, the Company entered into an allocation of costs agreement with Goldsource, a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other reimbursable expenses. During 2016, the Company allocated to Goldsource $183,675 (2015 – $114,528) for its share of these expenses, of which $40,360 (2015 – $78,565) was receivable from Goldsource at December 31, 2016.

10.      OUTSTANDING SHARE CAPITAL

As of the date hereof, the Company had the following common shares, share purchase warrants and options issued and outstanding:

Issued & Outstanding Shares:			48,103,767
	$ per share	Expiry
Warrants:	$0.20 - $3.00	November 19, 2017 – December 6, 2018	8,517,571
Options:	$0.06 - $2.55	December 5, 2017 – January 3, 2022	4,000,005
Fully Diluted			60,621,343

11.      OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2016, the Company had no off-balance sheet arrangements, such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instrument obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

12.      PROPOSED TRANSACTION

As at December 31, 2016 and the date hereof, the Company had no disclosable proposed transaction. It is the Company’s policy not to disclose transactions until they are fully executed.

13.      NEW STANDARDS NOT YET ADOPTED

In July 2014, the IASB issued the final version of IFRS 9 – Financial instruments to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption still permitted.

IFRS 15 was issued by the IASB on May 28, 2014, and will replace IAS 18 - Revenue, IAS 11 - Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.

On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 – Revenue from contracts with customers (“IFRS 15”) has also been applied.

The Company has not yet completed the process of assessing the impact that IFRS 9, IFRS 15, and IFRS 16 will have on its consolidated financial statements, or whether to early adopt these new requirements.

14.      RISKS AND UNCERTAINTIES

Risk factors

In addition to liquidity risks described above in section 6, readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form dated October 28, 2016, available on www.silvercrestmetals.com and under the Company’s SEDAR profile on www.sedar.com. Important risk factors to consider among others are:

•	Risks inherent in the mining business
•	No history of operations or earnings
•	No mineral production
•	Global financial conditions
•	Competitive conditions
•	Commodity markets
•	Insurance and uninsured risks
•	Foreign mineral properties
•	Surface rights
•	Key personnel
•	Additional capital and financing risks